UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2024.	BROOKFIELD PROPERTY PARTNERS L.P.,
by its general partner, Brookfield Property Partners Limited

	By:	/s/Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT LIST

Exhibit	Description
99.1

Ninth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated as of February 20, 2019, as amended by a First Amendment dated as of March 21, 2019, as amended by a Second Amendment dated as of April 28, 2019, as amended by a Third Amendment dated as of August 20, 2019, as amended by a Fourth Amendment dated as of February 18, 2020, as amended by a Fifth Amendment dated as of April 21, 2020, as amended by a Sixth Amendment dated as of July 26, 2021, as amended by a Seventh Amendment dated as of August 3, 2021, as amended by an Eighth Amendment dated as of October 20, 2023, made as of March 25, 2024.